Press release March 3, 2011
BAIE PAYNE PROJECT VIRGINIA ACQUIRES OSISKO MINING CORPORATION’S INTEREST

Virginia Mines Inc. (Virginia) is pleased to announce that on February 25, 2011 it acquired 100% of Osisko Mining Corporation’s participating interest in the Baie Payne project in consideration of the issuance of 70,000 common shares of Virginia’s capital shares. Virginia is now the sole owner of the project.

The Baie Payne property covers 18,890 hectares and is situated north of Kangirsuk Village, on the west bank of Ungava Bay, in the Quebec North. The property is located at the northern extremity of the New Quebec Orogen, which represents the north-eastern extension of the Trans-Hudson Orogen, an early Proterozoic collisional zone that borders the Superior Province. The Trans-Hudson Orogen also includes the Thompson Belt of Manitoba and the Cape Smith Belt of northern Quebec, both of which host important nickel mining camps. The Baie Payne property covers important mafic/ultramafic complexes that reach over 1000 metres in thickness with a cumulative lateral spread of over 50 kilometres. All these complexes lie in a supracrustal sequence of iron formations, basalt, and sulphide mudstones within a sheared allochtone structure called the Roberts Synclinal. Over more than 40 Ni-Cu showings grading up to 6.5% Ni have been exposed at surface within this fertile, largely unexplored environment.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $45 million as at November 30, 2010, and 30,779,692 shares issued and outstanding as at February 28, 2011. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre Quebec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.